FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 27, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Items

1.	Notice of an extraordinary general meeting of the shareholders, dated June 14, 2005.
2.	Power of Attorney for the extraordinary general meeting of the shareholders.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: June 27, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme

Registered office: 75, route de Longwy
L-8080 Bertrange, Luxembourg
- R.C.S. Luxembourg: B 40.630 -

N O T I C E

IS HEREBY GIVEN that in consideration of the quorum required by the law of 10 August 1915 on commercial companies, as amended (the "Law") and the articles of association of the Company (the "Articles") not having been reached at the Extraordinary General Meeting of the shareholders of the Company held on 31 May 2005, a subsequent Extraordinary General Meeting of the shareholders of the Company (the "Meeting") will be held on July 20, 2005 at 3.00 p.m. Central European time, at the registered office of the Company, i.e. at 75, route de Longwy in L-8080 Bertrange (Grand Duchy of Luxembourg) to consider and vote on the following agenda:

1	To pass a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies as amended.

There is no quorum of presence requirement for the Meeting. The resolution must be adopted by a two-thirds majority of the shares present or represented at the Meeting.

Participation in the Meeting is reserved to shareholders who give notice of their intention to attend the Meeting by mail or return a duly completed proxy form at the following address: Millicom International Cellular S.A., 75, route de Longwy, L-8080 Bertrange, Luxembourg, attention: Ms. Véronique Mathieu, telephone: + 352 27 759 287, fax: + 352 27 759 359, so that it shall be received no later than Friday July 15, 2005, 5:00 p.m. Central European time. Proxy forms are available upon request at Millicom’s registered office, at the above address and contact numbers.

Holders of Swedish Depository Receipts wishing to attend the meeting or to be represented at the Meeting by proxy have to request a power of attorney from Fischer Partners Fondkommission AB, P.O. Box 16027, SE-103-21 Stockholm, Sweden, telephone: + 46 8 463 85 00, and send it duly completed to Millicom’s address indicated above, so that it shall be received no later than Friday July 15, 2005, 5:00 p.m. Central European time. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to exercise their shareholders’ rights at the Meeting. Such registration must be completed no later than Friday July 8, 2005.

June 14, 2005	The Board of Directors

Item 2

POWER OF ATTORNEY

The undersigned, ____________________________, domiciled at/having its registered office at, ___________________________________________________________________________, holder of __________ shares in the capital of Millicom International Cellular S.A. (“Millicom”), hereby constitutes and appoints _____________________________ with power of substitution as my/our true and lawful agent and attorney-in-fact for the purpose of representing me/us at the Extraordinary General Meeting (“EGM”) of the shareholders of:

MILLICOM INTERNATIONAL CELLULAR S.A.

to be held in Luxembourg on Wednesday July 20, 2005 at 3.00 p.m. Luxembourg time or on any date thereafter or at any adjourned or reconvened meeting with the following agenda:

To pass a resolution in accordance with the requirements of article 100 of the Luxembourg law of
August 10, 1915 on commercial companies, as amended.

Consequently, the undersigned authorizes and directs the above person to vote on my/our behalf at the aforementioned EGM as he/she thinks, at his/her discretion, fit on any resolution submitted to the EGM on the basis of the aforementioned agenda.

For the purpose of the foregoing, he/she may, in my/our name and on my/our behalf, sign and execute all documents, minutes, elect domicile and do and perform such other acts or things as may be required for the carrying out of this Power-of-Attorney.

Executed in _______________________ on ____________ 2005.

By:

Name:
Title: